Exhibit 1

FOR IMMEDIATE RELEASE	4 September 2018

2018 Interim Results

New CEO appointed; strategy update by year end

Mark Read, Chief Executive Officer, WPP:

“The second quarter of 2018 was WPP’s first quarter of like-for-like growth since Q1 2017, and the company has performed strongly in terms of winning and retaining business over the period.

“At our first quarter trading update we said there was no standing still, and in the last few months we have made progress in a number of important areas.

“We have focused our efforts on providing more effectively integrated solutions to clients and, in competitive pitches, we have won or grown business with clients including Adidas, Hilton, Mars, Mondelez, Shell and T-Mobile.

“We have looked at our offering and begun to focus our portfolio through 15 disposals and divestments, including Globant and AppNexus, generating cash proceeds of £676 million so far this year, which will also strengthen our balance sheet and improve our average net debt to EBITDA ratio.

“And we have accelerated initiatives that will simplify our organisation, making it easier for us to manage and clients to access, with, for example, co-locations opened or announced in New York, Kuala Lumpur, Prague and Toronto.

“The mix of performance by geography and function and a decision to invest in the growing areas of our business resulted in a slightly lower headline PBIT margin.

“As Chief Executive, my focus will be on invigorating our company and returning the business to stronger, sustainable growth. Our review of strategy is underway, addressing our structure, our underperforming operations, particularly in the United States, and how we position the company for the future. We will provide an update by the year end.”

∎	Reported revenue down 2.1% at £7.493 billion, impacted by currency headwinds of 5.0%. Constant currency revenue up 2.9%, like-for-like revenue up 1.6% (Q2 up 2.4%)
∎	Constant currency revenue less pass-through costs up 1.4%, like-for-like revenue less pass-through costs up 0.3% (Q2 up 0.7%)
∎	Headline profit before interest and tax £821 million down 7.0%, down 2.3% in constant currency
∎	Headline PBIT margin 13.3% down 0.5 margin points reportable and constant currency, down 0.4 margin points like-for-like
∎	Headline profit before tax £735 million down 7.4%, down 2.5% in constant currency
∎	Profit before tax £846 million up 8.6%, up 14.2% in constant currency primarily reflecting net exceptional gains
∎	Profit after tax £705 million up 11.3%, up 16.8% in constant currency
∎	Headline diluted earnings per share 42.6p down 6.2%, down 1.3% in constant currency
∎	Diluted earnings per share 53.4p up 14.6%, up 20.3% in constant currency
∎	Dividends per share 22.7p flat with 2017
∎	Share buy-backs of £201 million, equivalent to 1.3% of the issued share capital

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in the Appendices.

Key figures

£ million	H1 2018	Δ reported[1]	Δ constant[2]	Δ LFL[3]	H1 2017[4]
Billings	26,656	-1.0%	4.1%		26,920
Revenue	7,493	-2.1%	2.9%	1.6%	7,650
Revenue less pass-through costs	6,149	-3.6%	1.4%	0.3%	6,376
Headline EBITDA[5]	948	-6.7%	-1.9%		1,016
Headline PBIT excluding share of associates[6]	783	-6.3%	-1.6%		836
Headline PBIT[7]	821	-7.0%	-2.3%		882
Headline PBIT margin[8]	13.3%	-0.5[9]	-0.5[9]	-0.4[9]	13.8%
Profit before tax	846	8.6%	14.2%		779
Profit after tax	705	11.3%	16.8%		634
Headline diluted EPS[10]	42.6p	-6.2%	-1.3%		45.4p
Diluted EPS[11]	53.4p	14.6%	20.3%		46.6p
Dividends per share	22.7p	0.0%	0.0%		22.7p

Reported billings were down 1.0% at £26.656 billion, but up 4.1% in constant currency. Estimated net new business billings of $3.2 billion were won in the first half of the year, a return to a strong performance. The Group won new assignments from Adidas, Hilton, Mondelez, Office Depot and T-Mobile and expanded its relationships including Danone, Mars and Shell.

Reported revenue was down 2.1% at £7.493 billion. Revenue on a constant currency basis was up 2.9% compared with last year, the difference to the reported number reflecting the strengthening of the pound sterling in the first half, primarily against the US dollar. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 2.4% in the second quarter, a significant improvement compared with the first quarter growth of 0.8%, giving 1.6% for the first half.

Revenue less pass-through costs was up 1.4% in the first half, on a constant currency basis, and up 0.3% like-for-like, again a significant improvement on the first quarter growth of 1.0% and -0.1% respectively. In the second quarter, like-for-like revenue less pass-through costs was up 0.7%, the first quarter of growth since the first quarter of 2017, following -0.1% in the first quarter, giving 0.3% for the first half.

1 Percentage change in reported sterling

2 Percentage change at constant currency rates

3 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

4 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers as described in note 2 of Appendix 1

5 Headline earnings before interest, tax, depreciation and amortisation

6 Headline profit before interest, tax and share of results of associates

7 Headline profit before interest and tax

8 Headline profit before interest and tax as a percentage of revenue less pass-through costs, previously referred to as revenue less pass-through costs margin

9 Margin points

10 Diluted earnings per share based on headline earnings

11 Diluted earnings per share based on reported earnings

Operating profitability

Headline EBITDA was down 6.7% to £948 million, down 1.9% in constant currency. Headline PBIT before income from associates was £783 million, down 6.3%, down 1.6% or £13 million in constant currency. Headline PBIT was down 7.0% to £821 million from £882 million, down 2.3% or £20 million in constant currency.

Headline PBIT margin was down 0.5 margin points at 13.3%, down 0.5 margin points in constant currency, and down 0.4 margin points on a like-for-like basis. On the same basis, excluding all incentives, margins were down 0.2 margin points, with staff costs excluding incentives favourable 0.2 margin points and property and other operating costs worse by 0.4 margin points. In part this reflects continued focus on salary and freelance costs through control of staff numbers, with like-for-like average headcount, down 1.7% compared with the increase in like-for-like revenue less pass-through costs of 0.3%. In the first half, incentive costs amounted to £115.7 million or 12.9% of headline PBIT before incentives and income from associates, compared to £104.4 million or 11.1% last year, an increase of £11.3 million or 10.8%.

Exceptional gains and investment write-downs

In the first half of 2018, the Group generated exceptional gains of £188.5 million, primarily relating to the gain on the sale of the Group’s investment in Globant S.A. These were partly offset by the Group’s share of associate company exceptional losses of £28.4 million and restructuring costs of £45.5 million, the majority of which comprise severance costs arising from the continuing structural assessment of parts of the Group’s operations. This gives a net exceptional gain of £114.6 million. This compares with exceptional gains in the first half of 2017 of £18.9 million, relating primarily to the Group’s share of associate company exceptional gains, offset by restructuring costs of £19.2 million, giving a net exceptional loss of £0.3 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £85.9 million compared to £88.6 million in the first half of 2017, a decrease of £2.7 million, or 3.0%, reflecting foreign exchange and higher levels of average net debt, more than offset by lower funding costs and more efficient management of cash pooling.

The headline tax rate rose by 0.5% to 22.5% (2017: 22.0%), reflecting the levels and mix of profits in the countries in which the Group operates. The tax rate on the reported profit before tax was 16.7% (2017: 18.7%), lower than the headline tax rate, due to the revaluation of financial instruments, and gains on disposal of investments and subsidiaries not being taxable.

Earnings and dividend

Headline profit before tax was down 7.4% to £735 million from £793 million and down 2.5% in constant currency.

Reported profit before tax rose by 8.6% to £846 million from £779 million, or up 14.2% in constant currency. This reflected the significant difference between the net exceptional gains in the first half of 2018 compared with the small net exceptional loss in the first half of last year. Reported profits attributable to share owners rose by 12.8% to £672 million from £596 million, again reflecting the impact of exceptional items in 2018. In constant currency, profits attributable to share owners rose by 18.4%.

Diluted headline earnings per share fell by 6.2% to 42.6p from 45.4p. In constant currency, diluted headline earnings per share fell by 1.3%. Diluted reported earnings per share rose by 14.6% to 53.4p from 46.6p and by 20.3% in constant currency, as a result of the net exceptional gains in the first half of 2018 compared with the first half of 2017.

Given the first half results, your Board considers it appropriate to declare an interim dividend of 22.7p per share, the same as last year, a pay-out ratio of 53%. The record date for the interim dividend is 5 October 2018, payable on 5 November 2018. Further details of WPP’s financial performance are provided in Appendices 1 and 2.

Revenue analysis

£ million	2018	Δ reported	Δ constant[12]	Δ LFL[13]	acquisitions	2017[14]
First quarter	3,555	-4.0%	2.0%	0.8%	1.2%	3,704
Second quarter	3,938	-0.2%	3.7%	2.4%	1.3%	3,946
First half	7,493	-2.1%	2.9%	1.6%	1.3%	7,650

Revenue less pass-through costs analysis
£ million	2018	Δ reported	Δ constant	Δ LFL	acquisitions	2017[14]
First quarter	2,948	-5.1%	1.0%	-0.1%	1.1%	3,107
Second quarter	3,201	-2.1%	1.8%	0.7%	1.1%	3,269
First half	6,149	-3.6%	1.4%	0.3%	1.1%	6,376

Regional review

Revenue analysis

Second quarter

£ million	Q2 2018	Δ reported	Δ constant	Δ LFL	% group	Q2 2017	% group
N. America	1,346	-5.0%	0.6%	-0.3%	34.2%	1,417	35.9%
United Kingdom	560	2.0%	2.0%	1.0%	14.2%	549	13.9%
W. Cont. Europe	850	8.4%	7.8%	4.6%	21.6%	783	19.9%
AP, LA, AME, CEE[15]	1,182	-1.2%	5.2%	4.5%	30.0%	1,197	30.3%
Total Group	3,938	-0.2%	3.7%	2.4%	100.0%	3,946	100.0%

First half
£ million	H1 2018	Δ reported	Δ constant	Δ LFL	% group	H1 2017	% group
N. America	2,598	-7.8%	0.4%	-0.7%	34.7%	2,818	36.8%
United Kingdom	1,092	4.2%	4.2%	3.1%	14.6%	1,047	13.7%
W. Cont. Europe	1,610	5.5%	4.4%	1.7%	21.5%	1,526	20.0%
AP, LA, AME, CEE	2,193	-2.9%	4.1%	3.7%	29.2%	2,259	29.5%
Total Group	7,493	-2.1%	2.9%	1.6%	100.0%	7,650	100.0%

Revenue less pass-through costs analysis Second quarter
£ million	Q2 2018	Δ reported	Δ constant	Δ LFL	% group	Q2 2017	% group
N. America	1,100	-8.6%	-3.1%	-3.3%	34.4%	1,204	36.8%
United Kingdom	428	2.3%	2.3%	1.4%	13.4%	418	12.8%
W. Cont. Europe	693	8.8%	8.1%	3.9%	21.6%	637	19.5%
AP, LA, AME, CEE	980	-3.0%	3.3%	2.9%	30.6%	1,010	30.9%
Total Group	3,201	-2.1%	1.8%	0.7%	100.0%	3,269	100.0%

12 Percentage change at constant currency exchange rates

13 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

14 Following the implementation of IFRS 15, 2017 first half results restated resulting in an increase in revenue of £247 million (Q1 £107 million; Q2 £140 million) and an increase in revenue less pass-through costs of £14 million (Q1 £7 million; Q2 £7 million)

15 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

First half
£ million	H1 2018	Δ reported	Δ constant	Δ LFL	% group	H1 2017	% group
N. America	2,155	-10.5%	-2.4%	-2.9%	35.0%	2,407	37.7%
United Kingdom	833	2.2%	2.2%	1.5%	13.5%	815	12.8%
W. Cont. Europe	1,319	6.7%	5.5%	1.9%	21.5%	1,236	19.4%
AP, LA, AME, CEE	1,842	-4.0%	3.1%	2.6%	30.0%	1,918	30.1%
Total Group	6,149	-3.6%	1.4%	0.3%	100.0%	6,376	100.0%

As shown in the tables above like-for-like growth in revenue less pass-through costs improved in the second quarter, with a deterioration in North America but significant improvement in Western Continental Europe, with the United Kingdom slightly slower than the first quarter. There was a marked improvement in the faster growing markets of Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe.

North America showed continued pressure in the second quarter, with like-for-like revenue less pass-through costs down 3.3%, compared with -2.4% in the first quarter, as parts of the Group’s advertising, direct, digital & interactive, data investment management and brand consulting businesses came under pressure, partly offset by improving performance in the Group’s media investment management, public relations and public affairs and health & wellness businesses.

United Kingdom like-for-like revenue less pass-through costs growth was 1.4% in the second quarter, slightly down on the first quarter of 1.6%, with the Group’s public relations and public affairs, health & wellness, direct, digital and interactive and specialist communications businesses stronger, offset by slippage in the Group’s advertising and media investment management businesses.

Western Continental Europe was the strongest performing region in the second quarter, with like-for-like revenue less pass-through costs up 3.9%, a significant improvement over the first quarter of -0.2%. Germany performed particularly well, boosted by strong growth in the Group’s media investment management, public relations & public affairs and direct, digital & interactive businesses. The strong growth in the second quarter was also helped by improved performance in Denmark, France, Greece, Italy, Portugal, Spain and Sweden with Austria and Ireland slower compared with the first quarter.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs improved to 2.9% in the second quarter compared with 2.3% in the first quarter. In Asia Pacific, mainland China showed significant improvement in the second quarter with like-for-like revenue less pass-through costs up 9.0%, driven by strong performance in the Group’s media investment management, data investment management and brand consulting businesses. Japan also improved, together with Korea, Malaysia, Pakistan and the Philippines, with India and Thailand slower. On the same basis, growth in Latin America remained strong, similar to the first quarter, with like-for-like revenue less pass-through costs up over 8%. The Middle East & Africa improved slightly but remains difficult.

Business sector review

Revenue analysis

Second quarter

£ million	Q2 2018	Δ reported	Δ constant[16]	Δ LFL[17]	% group	Q2 2017	% group
AMIM[18]	1,829	-1.7%	2.1%	3.1%	46.4%	1,861	47.2%
Data Inv. Mgt.[19]	640	-4.9%	-1.5%	-1.8%	16.3%	673	17.1%
PR & PA20	306	1.2%	5.3%	5.8%	7.8%	302	7.6%
BC, HW & SC [21]	1,163	4.7%	9.1%	2.8%	29.5%	1,110	28.1%
Total Group	3,938	-0.2%	3.7%	2.4%	100.0%	3,946	100.0%

First half

£ million	H1 2018	Δ reported	Δ constant	Δ LFL	% group	H1 2017	% group
AMIM	3,441	-3.6%	1.1%	2.2%	45.9%	3,570	46.7%
Data Inv. Mgt.	1,236	-5.9%	-1.9%	-2.2%	16.5%	1,314	17.2%
PR & PA	581	-2.7%	3.0%	3.7%	7.8%	597	7.8%
BC, HW & SC	2,235	3.0%	8.7%	2.4%	29.8%	2,169	28.3%
Total Group	7,493	-2.1%	2.9%	1.6%	100.0%	7,650	100.0%
Revenue less pass-through costs analysis Second quarter
£ million	Q2 2018	Δ reported	Δ constant	Δ LFL	% group	Q2 2017	% group
AMIM	1,382	-6.3%	-2.7%	-0.7%	43.2%	1,475	45.1%
Data Inv. Mgt.	491	-4.3%	-0.5%	-1.3%	15.3%	513	15.7%
PR & PA	288	0.9%	5.1%	5.8%	9.0%	285	8.7%
BC, HW & SC	1,040	4.5%	8.9%	2.2%	32.5%	996	30.5%
Total Group	3,201	-2.1%	1.8%	0.7%	100.0%	3,269	100.0%
First half
£ million	H1 2018	Δ reported	Δ constant	Δ LFL	% group	H1 2017	% group
AMIM	2,639	-7.3%	-2.8%	-0.8%	42.9%	2,848	44.7%
Data Inv. Mgt.	946	-5.1%	-0.8%	-1.5%	15.4%	997	15.6%
PR & PA	551	-3.0%	2.6%	3.5%	9.0%	568	8.9%
BC, HW & SC	2,013	2.5%	8.4%	1.9%	32.7%	1,963	30.8%
Total Group	6,149	-3.6%	1.4%	0.3%	100.0%	6,376	100.0%

In the second quarter of 2018, like-for-like revenue less pass-through costs in the Group’s advertising and media investment management businesses improved slightly compared with the first quarter, with significant improvement in media investment management, particularly in North America, Continental Europe and Asia Pacific. The Group’s advertising businesses remain difficult, with all regions, except Western Continental Europe, slower, but particularly in North America, where the Group’s major networks remain under pressure.

16 Percentage change at constant currency rates

17 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

18 Advertising and Media Investment Management

19 Data Investment Management

20 Public Relations & Public Affairs

21 Brand Consulting, Health & Wellness and Specialist Communications

Data investment management showed some improvement in the second quarter, with like-for-like revenue less pass-through costs down 1.3% compared with -1.7% in the first quarter. Although North America remains difficult, there was improvement in the United Kingdom, with double digit growth in Latin America and Asia Pacific up almost 3%. The Kantar Insights businesses, Kantar Public and Kantar Health remain challenged, but both Kantar Media and Kantar Worldpanel were stronger compared with the first quarter.

Public relations and public affairs was the strongest performing sector in the second quarter, with like-for-like revenue less pass-through costs up almost 6% compared with 1.1% in the first quarter. This was driven by strong growth in both the United Kingdom and Germany through the Group’s financial public relations businesses and double-digit growth in Latin America and the Middle East.

In the Group’s specialist communications businesses, direct, digital and interactive together with health & wellness were up strongly, but brand consulting remains challenging, particularly in the United States following some client losses towards the end of 2017.

Cash flow highlights

In the first half of 2018, operating profit was £842 million, depreciation, amortisation and goodwill impairment £211 million, non-cash share-based incentive charges £42 million, net interest paid £50 million, tax paid £251 million, capital expenditure £178 million and other net cash outflows £216 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £400 million.

This free cash flow was boosted by £469 million of disposal proceeds, offset by £136 million of new acquisition payments and £38 million of earnout payments, resulting in net cash proceeds of £295 million. These proceeds were offset by £201 million in share buy-backs, giving a total inflow of £94 million.

As a result, total net cash inflow amounted to £494 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2018 is provided in Appendix 1.

Balance sheet highlights

Average net debt in the first six months of 2018 was £4.979 billion, compared to £4.706 billion in 2017, at 2018 exchange rates, an increase of £273 million. The increase in the average net debt figure, reflects the increase in capital expenditure and dividends in the twelve months to 30 June 2018, together with a worsening net working capital position in the second half of 2017.

Net debt at 30 June 2018 was £4.632 billion, compared to £4.716 billion on 30 June 2017, at 2018 exchange rates, a decrease of £84 million. The decrease in the net debt figure at 30 June 2018 reflects £469 million proceeds in relation to disposal of the Group’s interest in certain associates and investments, the principal one of which was Globant S.A., largely offset by a deterioration in net working capital in the month of June. At 31 July 2018 net debt was £5.038 billion compared to £5.546 billion at 31 July 2017, at 2018 exchange rates, a decrease of £508 million, following an improvement in net working capital.

The average net debt to EBITDA ratio in the 12 months to 30 June 2018 is 2.1x. As outlined in the First Quarter Trading Update, a decision was taken to reduce the target range of the average net debt/EBITDA ratio from 1.5-2.0x to 1.5-1.75x, to be achieved over the next 12 to 18 months. The cash disposal proceeds of £469 million, the majority of which were received in June 2018 will help in achieving the revised target ratio. In addition, the Group’s interest in AppNexus was sold, the proceeds of which amounted to £169 million, which were received in August, and more recently the sale of the Group’s interest in oOh!media was announced.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2018 is provided in Appendix 1.

Return of funds to share owners

Your Board considers it appropriate to declare an interim dividend of 22.7p per share, the same as last year, a pay-out ratio of 53% for the first half, slightly above the target ratio of 50%.

During the first six months of 2018, 15.9 million shares, or 1.3% of the issued share capital, were purchased at a cost of £201 million and an average price of £12.63 per share.

Current trading

In July, like-for-like revenue and revenue less pass-through costs were up 2.1% and 0.4% respectively, in line with the first half growth rates. Cumulative like-for-like revenue and revenue less pass-through costs growth for the first seven months of 2018 is now 1.7% and 0.3% respectively.

Financial guidance

For 2018, reflecting the first half revenue less pass-through costs growth and second quarter revised forecast:

∎	Like-for-like revenue and revenue less pass-through costs growth similar to the first half

∎	Target full year headline PBIT margin similar to the first half decline of 0.4 margin points on a like-for-like basis

Strategy update

We intend to update share owners on the Group’s strategy before the end of the year. This update will address the actions that we will be taking to better position the business for growth and to address under-performing units and detail any restructuring costs that will be necessary, as well as the associated benefits.

Long-term targets

∎	Revenue and revenue less pass-through costs growth in line with the industry average

∎	Improvement in headline PBIT margin of between zero and 0.3 margin points, before the impact of currency

∎	Annual headline diluted EPS growth of 5% to 10% p.a.

∎	Average net debt/EBITDA ratio of 1.5-1.75x

For further information:

Mark Read	}
Andrew Scott	}
Paul Richardson	}	+44 20 7408 2204
Lisa Hau	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

Richard Oldworth,

Buchanan Communications    +44 207 466 5000 +44 7710 130 634

wpp.com/investors

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Interim results for the six months ended 30 June 2018	9

Unaudited condensed consolidated interim income statement for the six months ended
30 June 2018

£ million	Notes	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	+/(-)%	Constant Currency[2] +/(-)%	Year ended 31 December 2017[1]
Billings		26,656.3	26,920.0	(1.0)	4.1	55,585.4

Revenue	8	7,492.7	7,650.4	(2.1)	2.9	15,804.2
Costs of services	5	(6,218.7)	(6,282.3)	1.0	(4.0)	(12,629.0)
Gross profit		1,274.0	1,368.1	(6.9)	(2.2)	3,175.2
General and administrative costs	5	(432.1)	(643.7)	32.9	29.8	(1,267.0)
Operating profit		841.9	724.4	16.2	22.5	1,908.2
Share of results of associates	6	9.4	59.5	(84.2)	(83.3)	113.5
Profit before interest and taxation		851.3	783.9	8.6	14.5	2,021.7
Finance income	7	48.3	44.9	7.6	16.6	95.2
Finance costs	7	(134.2)	(133.5)	(0.5)	(5.2)	(269.8)
Revaluation of financial instruments	7	81.1	83.9	-	-	262.2
Profit before taxation		846.5	779.2	8.6	14.2	2,109.3
Taxation	9	(141.0)	(145.5)	3.1	(3.1)	(197.0)
Profit for the period		705.5	633.7	11.3	16.8	1,912.3

Attributable to:
Equity holders of the parent		672.4	596.1	12.8	18.4	1,816.6
Non-controlling interests		33.1	37.6	12.0	9.0	95.7
		705.5	633.7	11.3	16.8	1,912.3

Revenue less pass-through costs	8,21	6,148.9	6,376.1	(3.6)	1.4	13,169.6
Headline PBIT	8,21	820.7	882.0	(7.0)	(2.3)	2,267.1
Headline PBIT margin[3]	8,21	13.3%	13.8%	(0.5)[4]	(0.5)[4]	17.2%
Headline PBT	21	734.8	793.4	(7.4)	(2.5)	2,092.5

Earnings per share
Basic earnings per ordinary share	11	53.8p	47.1p	14.2	19.9	144.0p
Diluted earnings per ordinary share	11	53.4p	46.6p	14.6	20.3	142.4p

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

2 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

3 Previously referred to as revenue less pass-through costs margin.

4 Margin points.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2018

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Profit for the period	705.5	633.7	1,912.3
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(176.7)	(257.8)	(465.2)
(Loss)/gain on revaluation of available for sale investments	-	(0.4)	32.1
	(176.7)	(258.2)	(433.1)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain on defined benefit pension plans	-	-	17.0
Deferred tax on defined benefit pension plans	-	-	(24.6)
Fair value movements on equity investments	(140.5)	-	-
	(140.5)	-	(7.6)
Other comprehensive loss for the period	(317.2)	(258.2)	(440.7)
Total comprehensive income for the period	388.3	375.5	1,471.6

Attributable to:
Equity holders of the parent	353.8	348.0	1,395.6
Non-controlling interests	34.5	27.5	76.0
	388.3	375.5	1,471.6

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of comprehensive income.

Unaudited condensed consolidated interim cash flow statement for the six months ended
30 June 2018

£ million	Notes	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Net cash inflow from operating activities	12	72.9	85.6	1,408.1
Investing activities
Acquisitions and disposals	12	374.0	(201.4)	(181.5)
Purchase of property, plant and equipment		(158.0)	(100.0)	(288.9)
Purchase of other intangible assets (including capitalised computer software)		(20.3)	(19.6)	(37.3)
Proceeds on disposal of property, plant and equipment		14.7	4.0	8.0
Net cash inflow/(outflow) from investing activities		210.4	(317.0)	(499.7)
Financing activities
Share option proceeds		0.7	4.1	6.4
Cash consideration for non-controlling interests	12	(79.8)	(39.3)	(47.3)
Share repurchases and buy-backs	12	(200.8)	(290.2)	(504.2)
Net increase in borrowings	12	67.0	894.8	599.6
Financing and share issue costs		(3.1)	(0.6)	(0.8)
Equity dividends paid		-	-	(751.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(65.8)	(46.3)	(87.8)
Net cash (outflow)/inflow from financing activities		(281.8)	522.5	(785.6)
Net increase in cash and cash equivalents		1.5	291.1	122.8
Translation of cash and cash equivalents		(78.1)	17.8	(27.2)
Cash and cash equivalents at beginning of period		1,998.2	1,902.6	1,902.6
Cash and cash equivalents at end of period	12	1,921.6	2,211.5	1,998.2

Reconciliation of net cash flow to movement in net debt:
Net increase in cash and cash equivalents		1.5	291.1	122.8
Cash inflow from increase in debt financing		(63.9)	(894.2)	(598.8)
Other movements		14.1	(7.4)	(1.9)
Translation differences		(100.5)	71.5	125.3
Movement of net debt in the period		(148.8)	(539.0)	(352.6)
Net debt at beginning of period		(4,483.1)	(4,130.5)	(4,130.5)
Net debt at end of period	13	(4,631.9)	(4,669.5)	(4,483.1)

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

Unaudited condensed consolidated interim balance sheet as at 30 June 2018

£ million	Notes	30 June 2018	30 June 2017[1]	31 December 2017[1]
Non-current assets
Intangible assets:
Goodwill	14	12,950.5	13,082.1	12,952.9
Other	15	1,936.7	2,111.3	2,018.4
Property, plant and equipment		1,030.8	930.5	979.5
Interests in associates and joint ventures		881.1	1,234.6	1,065.2
Other investments		949.3	1,171.5	1,153.5
Deferred tax assets		169.9	143.7	160.3
Trade and other receivables	16	170.4	214.3	176.2
		18,088.7	18,888.0	18,506.0
Current assets
Corporate income tax recoverable		207.0	260.2	234.7
Trade and other receivables	16	12,734.1	11,754.4	12,530.7
Cash and short-term deposits		2,221.0	2,856.0	2,391.4
		15,162.1	14,870.6	15,156.8
Current liabilities
Trade and other payables	17	(14,016.6)	(13,428.2)	(14,241.1)
Corporate income tax payable		(506.1)	(637.5)	(649.3)
Bank overdrafts, bonds and bank loans		(319.5)	(933.0)	(624.1)
		(14,842.2)	(14,998.7)	(15,514.5)
Net current assets/(liabilities)		319.9	(128.1)	(357.7)
Total assets less current liabilities		18,408.6	18,759.9	18,148.3

Non-current liabilities
Bonds and bank loans		(6,533.4)	(6,592.5)	(6,250.4)
Trade and other payables	18	(937.8)	(1,119.4)	(992.8)
Deferred tax liabilities		(499.4)	(688.8)	(513.7)
Provisions for post-employment benefits		(208.2)	(271.5)	(206.3)
Provisions for liabilities and charges		(236.3)	(237.0)	(229.0)
		(8,415.1)	(8,909.2)	(8,192.2)
Net assets		9,993.5	9,850.7	9,956.1
Equity
Called-up share capital	19	133.3	133.2	133.3
Share premium account		569.4	566.3	568.5
Other reserves		141.4	952.1	761.7
Own shares		(1,284.4)	(1,121.6)	(1,171.1)
Retained earnings		10,018.8	8,883.4	9,194.9
Equity share owners’ funds		9,578.5	9,413.4	9,487.3
Non-controlling interests		415.0	437.3	468.8
Total equity		9,993.5	9,850.7	9,956.1

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2018

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2018	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1
Accounting policy change (IFRS 9)	-	-	(407.4)	-	407.4	-	-	-
Revised balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	-	0.9	-	-	-	0.9	-	0.9
Treasury share additions	-	-	-	(104.3)	-	(104.3)	-	(104.3)
Treasury share allocations	-	-	-	1.3	(1.3)	-	-	-
Profit for the period	-	-	-	-	672.4	672.4	33.1	705.5
Exchange adjustments on foreign currency net investments	-	-	(178.1)	-	-	(178.1)	1.4	(176.7)
Fair value movements on equity investments	-	-	-	-	(140.5)	(140.5)	-	(140.5)
Other comprehensive (loss)/income	-	-	(178.1)	-	(140.5)	(318.6)	1.4	(317.2)
Dividends paid	-	-	-	-	-	-	(65.8)	(65.8)
Non-cash share-based incentive plans (including share options)	-	-	-	-	41.6	41.6	-	41.6
Tax adjustments on share-based payments	-	-	-	-	0.3	0.3	-	0.3
Net movement in own shares held by ESOP Trusts	-	-	-	(10.3)	(86.2)	(96.5)	-	(96.5)
Recognition/remeasurement of financial instruments	-	-	(34.8)	-	4.7	(30.1)	-	(30.1)
Acquisition of subsidiaries[2]	-	-	-	-	(74.5)	(74.5)	(22.5)	(97.0)
Balance at 30 June 2018	133.3	569.4	141.4	(1,284.4)	10,018.8	9,578.5	415.0	9,993.5

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.

1 Retained earnings have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2018 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share owners’ funds	Non- controlling interests	Total
Restated balance at 1 January 2017	133.2	562.2	1,185.2	(962.0)	8,400.0	9,318.6	443.1	9,761.7
Ordinary shares issued	-	4.1	-	-	-	4.1	-	4.1
Treasury share additions	-	-	-	(144.9)	-	(144.9)	-	(144.9)
Treasury share allocations	-	-	-	0.7	(0.7)	-	-	-
Profit for the period	-	-	-	-	596.1	596.1	37.6	633.7
Exchange adjustments on foreign currency net investments	-	-	(247.7)	-	-	(247.7)	(10.1)	(257.8)
Loss on revaluation of available for sale investments	-	-	(0.4)	-	-	(0.4)	-	(0.4)
Other comprehensive loss	-	-	(248.1)	-	-	(248.1)	(10.1)	(258.2)
Dividends paid	-	-	-	-	-	-	(46.3)	(46.3)
Non-cash share-based incentive plans (including share options)	-	-	-	-	50.6	50.6	-	50.6
Tax adjustments on share-based payments	-	-	-	-	8.4	8.4	-	8.4
Net movement in own shares held by ESOP Trusts	-	-	-	(15.4)	(129.9)	(145.3)	-	(145.3)
Recognition/remeasurement of financial instruments	-	-	15.0	-	(2.5)	12.5	-	12.5
Acquisition of subsidiaries[2]	-	-	-	-	(38.6)	(38.6)	13.0	(25.6)
Restated balance at 30 June 2017	133.2	566.3	952.1	(1,121.6)	8,883.4	9,413.4	437.3	9,850.7
Ordinary shares issued	0.1	2.2	-	-	-	2.3	-	2.3
Treasury share additions	-	-	-	(144.7)	-	(144.7)	-	(144.7)
Treasury share allocations	-	-	-	111.5	(111.5)	-	-	-
Profit for the period	-	-	-	-	1,220.5	1,220.5	58.1	1,278.6
Exchange adjustments on foreign currency net investments	-	-	(197.8)	-	-	(197.8)	(9.6)	(207.4)
Gain on revaluation of available for sale investments	-	-	32.5	-	-	32.5	-	32.5
Actuarial gain on defined benefit pension plans	-	-	-	-	17.0	17.0	-	17.0
Deferred tax on defined benefit pension plans	-	-	-	-	(24.6)	(24.6)	-	(24.6)
Other comprehensive loss	-	-	(165.3)	-	(7.6)	(172.9)	(9.6)	(182.5)
Dividends paid	-	-	-	-	(751.5)	(751.5)	(41.5)	(793.0)
Non-cash share-based incentive plans (including share options)	-	-	-	-	54.4	54.4	-	54.4
Tax adjustments on share-based payments	-	-	-	-	(5.4)	(5.4)	-	(5.4)
Net movement in own shares held by ESOP Trusts	-	-	-	(16.3)	(53.0)	(69.3)	-	(69.3)
Recognition/remeasurement of financial instruments	-	-	(25.1)	-	(9.2)	(34.3)	-	(34.3)
Acquisition of subsidiaries[2]	-	-	-	-	(25.2)	(25.2)	24.5	(0.7)
Restated balance at 31 December 2017	133.3	568.5	761.7	(1,171.1)	9,194.9	9,487.3	468.8	9,956.1

1 Retained earnings have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 113 to 120 of the 2017 Annual Report and Accounts. With the exception of the implementation of IFRS 9: Financial Instruments and IFRS 15: Revenue from Contracts with Customers, which are discussed below, no changes have been made to the Group’s accounting policies in the period ended 30 June 2018.

The Group changed its accounting policy in regard to the presentation of the income statement under IAS 1 for the year ended 31 December 2017, moving from a ‘nature of expense’ method of presentation to a ‘function of expense’ method of presentation. The Group considers this to be a more reliable and relevant presentation and prior periods have been re-presented accordingly. This change in accounting policy has not resulted in a change to revenue, operating profit, or profit for any of the periods presented.

IFRS 16: Leases is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees will be required to recognise a right-of-use asset and related lease liability for the majority of their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 will require the Group to recognise substantially all of its current operating lease commitments on the balance sheet and the financial impact of this, together with other implications of the standard, are currently being assessed.

Impact of the Adoption of IFRS 9: Financial Instruments

The Group has adopted IFRS 9: Financial Instruments from 1 January 2018 which resulted in the movements in fair value of certain equity investments previously designated as ‘available-for-sale’ being designated as fair value through other comprehensive income or fair value through profit or loss. The cumulative movements in fair value taken to equity up to 31 December 2017 for these investments have been transferred from other reserves to retained earnings, resulting in an increase in retained earnings of £407.4 million and a corresponding decrease in other reserves. Comparative periods have not been restated.

The requirement under IFRS 9 to use an expected loss method of impairment of financial assets did not have a material effect on the Group due to the short-term nature of the Group’s trade and other receivables, which are mainly due from large national or multinational companies.

Impact of the Adoption of IFRS 15: Revenue from Contracts with Customers

The Group has adopted IFRS 15: Revenue from Contracts with Customers from 1 January 2018 which resulted in changes in certain aspects of our accounting policies and adjustments to the amounts recognised in the financial statements. In accordance with the transition provisions in IFRS 15, the Group

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

has adopted the new rules retrospectively and has restated comparatives for each prior period presented in the consolidated interim financial statements.

The new standard establishes a five step model where consideration received or expected to be received is recognised as revenue when contractual performance obligations are satisfied by transferring control of the relevant goods or services to the customer. Adopting IFRS 15 did not have a significant impact on the timing of the Group’s revenue recognition nor on the Group’s equity.

However, for certain of our contracts, the adoption of IFRS 15 resulted in a change in our accounting for certain third-party costs. Third-party costs are included in revenue when the Group acts as principal with respect to the services provided to the client and are excluded when the Group acts as agent. Under IFRS 15, the principal versus agent assessment is based on whether the Group controls the relevant services before they are transferred to the client. As a result of the adoption of IFRS 15, there was an increase in third-party costs included in revenue and costs of services. This change increased revenue and costs of services by the same amount and therefore had no impact on gross profit or operating profit.

The following table summarises the impact of adopting IFRS 15 on the Group’s consolidated income statement for the six months ended 30 June 2017 and the year ended 31 December 2017.

£ million	Six months ended 30 June 2017			Year ended 31 December 2017
	As previously reported	IFRS 15 adjustments	As restated	As previously reported	IFRS 15 adjustments	As restated
Revenue	7,403.6	246.8	7,650.4	15,265.4	538.8	15,804.2
Costs of services	(6,035.5)	(246.8)	(6,282.3)	(12,090.2)	(538.8)	(12,629.0)
Gross profit	1,368.1	-	1,368.1	3,175.2	-	3,175.2

Revenue less pass-through costs	6,361.9	14.2	6,376.1	13,139.6	30.0	13,169.6

Work in progress includes outlays incurred on behalf of clients, including production costs, and other third-party costs that have not yet been billed and are considered receivables under IFRS 15. As such, £410.6 million of ‘Work in progress’ has been reclassified as ‘Trade and other receivables’ as of 30 June 2017 (31 December 2017: £401.1 million). Other than this reclassification, the impact of the adoption of IFRS 15 on the consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and earnings per share was immaterial.

IFRS 15 - Revenue Recognition Policy

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services across the Group’s different agencies and specialisms. Contracts often involve multiple agencies offering different services in different countries. As such, the terms of local, regional, and global contracts can vary to meet client needs and regulatory requirements. Consistent with the industry, contracts are typically short-term in nature and tend to be cancellable by either party with 90 days notice. The Group is generally entitled to payment for work performed to date.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days. Revenue comprises commissions and fees earned in respect of amounts billed and is stated exclusive of VAT, sales taxes and trade discounts. Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. Costs to obtain a contract are typically expensed as incurred as the contracts are generally short-term in nature.

In most instances, promised services in a contract are not considered distinct or represent a series of services that are substantially the same with the same pattern of transfer to the customer and, as such, are accounted for as a single performance obligation. However, where there are contracts with services that are capable of being distinct, are distinct within the context of the contract and are accounted for as separate performance obligations, revenue is allocated to each of the performance obligations based on relative standalone selling prices.

Revenue is recognised when a performance obligation is satisfied, in accordance with the terms of the contractual arrangement. Typically, performance obligations are satisfied over-time as services are rendered. Revenue recognised over-time is based on the proportion of the level of service performed. Either an input method or an output method, depending on the particular arrangement, is used to measure progress for each performance obligation. For most fee arrangements, costs incurred are used as an objective input measure of performance. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date. In other circumstances, relevant output measures such as the achievement of any project milestones stipulated in the contract is used to assess proportional performance.

For our retainer arrangements, we have a stand ready obligation to perform services on an ongoing basis over the life of the contract. The scope of these arrangements are broad and generally are not reconcilable to another input or output criteria. In these instances, revenue is recognised using a time-based method resulting in straight-line revenue recognition.

The amount of revenue recognised depends on whether we act as an agent or as a principal. Certain arrangements with our clients are such that our responsibility is to arrange for a third party to provide a specified good or service to the client. In these cases we are acting as an agent and we typically do not control the relevant good or service before it is transferred to the client. When we act as an agent, the revenue recorded is the net amount retained. Costs incurred with external suppliers (such as production costs and media suppliers) are excluded from revenue and recorded as work in progress until billed.

The Group acts as principal when we control the specified good or service prior to transfer. When the Group acts as a principal (such as in-house production services, events, data investment management and branding), the revenue recorded is the gross amount billed. Out-of-pocket costs such as travel are also recognised at the gross amount billed with a corresponding amount recorded as an expense.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.	Accounting policies (continued)

Further details on revenue recognition are detailed by sector below:

Advertising and Media Investment Management

Revenue is typically derived from media placements and advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client. Revenue for commissions on purchased media is typically recognised at the point in time the media is run.

The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Variable incentive-based revenue typically comprises both quantitative and qualitative elements. Incentive compensation is estimated using the most likely amount and is included in revenue up to the amount that is highly probable not to result in a significant reversal of cumulative revenue recognised. The Group recognises incentive revenue as the related performance obligation is satisfied.

Data Investment Management

Revenue for market research services is typically recognised over-time based on input measures. For certain performance obligations, output measures such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract are used to measure progress.

While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. When the terms of the transaction provide for licensing the right to access a product on a subscription basis, revenue is recognised over the subscription period typically on a straight-line basis.

Public Relations & Public Affairs and Brand Consulting, Health & Wellness and Specialist Communications

Revenue for these services is typically derived from retainer fees and fees for services to be performed subject to specific agreement. Most revenue under these arrangements is earned over-time, in accordance with the terms of the contractual arrangement.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2018 and 30 June 2017 do not constitute statutory accounts. The financial information for the year ended 31 December 2017 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2017 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 43.

The announcement of the interim results was approved by the board of directors on 4 September 2018.

Notes to the unaudited condensed consolidated interim financial statements (continued)

3.	Currency conversion

The presentation currency of the Group is pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2018 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.3763 to the pound (period ended 30 June 2017: US$1.2591; year ended 31 December 2017: US$1.2887) and €1.1366 to the pound (period ended 30 June 2017: €1.1624; year ended 31 December 2017: €1.1413). The unaudited condensed consolidated interim balance sheet as at 30 June 2018 has been prepared using the exchange rates on that day of US$1.3194 to the pound (30 June 2017: US$1.3008; 31 December 2017: US$1.3524) and €1.1299 to the pound (30 June 2017: €1.1397; 31 December 2017: €1.1250).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

4.	Revenue and contract balances

Substantially all of the Group’s revenue is from contracts with customers. A breakdown of revenue by operating sector and geographical area is provided in note 8.

Contract assets and contract liabilities were as follows:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
Contract assets
Accrued income falling due within one year	3,672.4	3,379.4	3,205.8
Accrued income falling due after more than one year	21.8	21.9	20.5
	3,694.2	3,401.3	3,226.3
Contract liabilities
Deferred income	1,284.5	1,188.3	1,212.1

Accrued income is recognised when a performance obligation has been satisfied but has not yet been billed. Contract assets are transferred to receivables when the right to consideration is unconditional and billed per the terms of the contractual agreement. Impairment losses on contract assets were immaterial for the periods presented.

In certain cases, payments are received from customers prior to satisfaction of performance obligations and recognised as deferred income on the Group’s balance sheet. These balances are typically related to prepayments for third party expenses that are incurred shortly after billing.

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Costs of services and general and administrative costs

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
Costs of services	6,218.7	6,282.3	12,629.0
General and administrative costs	432.1	643.7	1,267.0
	6,650.8	6,926.0	13,896.0

Costs of services and general and administrative costs include:
£ million	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
Staff costs	4,032.6	4,177.0	8,319.0
Establishment costs	433.7	443.9	888.6
Media pass-through costs	740.9	701.6	1,429.4
Data collection pass-through costs	286.6	314.2	646.4
Other costs of services and general and administrative costs[2]	1,157.0	1,289.3	2,612.6
	6,650.8	6,926.0	13,896.0

Staff costs include:
£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Wages and salaries	2,805.4	2,919.1	5,832.3
Cash-based incentive plans	74.1	53.8	219.2
Share-based incentive plans	41.6	50.6	105.0
Social security costs	367.7	370.2	720.3
Pension costs	93.1	97.2	192.0
Severance	16.8	34.5	39.5
Other staff costs	633.9	651.6	1,210.7
	4,032.6	4,177.0	8,319.0
Staff cost to revenue less pass-through costs[3] ratio	65.6%	65.5%	63.2%

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Other costs of services and general and administrative costs include £316.3 million (period ended 30 June 2017: £258.5 million; year ended 31 December 2017: £558.8 million) of other pass-through costs.

3 Revenue less pass-through costs is defined in note 21.

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Goodwill impairment	-	-	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	-	95.9
Restructuring costs	45.5	19.2	56.8

In 2018, restructuring costs of £45.5 million (2017: £19.2 million) predominantly comprise severance costs arising from a structural reassessment of certain of the Group’s operations. In the year ended 31 December 2017, restructuring costs of £56.8 million predominantly comprise £33.7 million of severance costs and £12.8 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure, including costs relating to the cyber attack in June 2017.

Gains on disposal of investments and subsidiaries in 2018 include a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A. Gains in the year ended 31 December 2017 include a gain of £92.3 million on the sale of the Group’s interest in Asatsu-DK Inc following its acquisition by Bain Capital.

Investment write-downs in the year ended 31 December 2017 includes £53.1 million in relation to comScore Inc, which had not released any financial statements in relation to its 2015, 2016 or 2017 results due to an internal investigation by their Audit Committee. In 2017, the market value of comScore Inc fell below the Group’s carrying value.

6.	Share of results of associates

Share of results of associates include:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Share of profit before interest and taxation	52.8	59.2	145.1
Share of exceptional (losses)/gains	(28.4)	13.2	0.8
Share of interest and non-controlling interests	(3.2)	(3.2)	(7.8)
Share of taxation	(11.8)	(9.7)	(24.6)
	9.4	59.5	113.5

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Income from equity investments	10.3	5.4	16.8
Interest income	38.0	39.5	78.4
	48.3	44.9	95.2

Finance costs include:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Net interest expense on pension plans	2.2	3.3	6.3
Interest on other long-term employee benefits	1.9	1.7	3.9
Interest payable and similar charges	130.1	128.5	259.6
	134.2	133.5	269.8

Revaluation of financial instruments include:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Movements in fair value of treasury instruments	3.6	5.0	1.1
Revaluation of investments held at fair value through profit or loss	26.5	-	-
Revaluation of put options over non-controlling interests	21.3	9.5	52.5
Revaluation of payments due to vendors (earnout agreements)	29.7	69.4	208.6
	81.1	83.9	262.2

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
Revenue
Advertising and Media Investment Management	3,441.1	3,570.1	7,368.7
Data Investment Management	1,236.0	1,313.5	2,703.4
Public Relations & Public Affairs	581.1	597.4	1,204.0
Brand Consulting, Health & Wellness and Specialist Communications	2,234.5	2,169.4	4,528.1
	7,492.7	7,650.4	15,804.2
Revenue less pass-through costs[2]
Advertising and Media Investment Management	2,639.0	2,848.2	5,889.3
Data Investment Management	946.0	996.7	2,052.1
Public Relations & Public Affairs	550.6	567.9	1,140.6
Brand Consulting, Health & Wellness and Specialist Communications	2,013.3	1,963.3	4,087.6
	6,148.9	6,376.1	13,169.6
Headline PBIT[3]
Advertising and Media Investment Management	380.3	431.8	1,109.0
Data Investment Management	112.3	129.2	350.3
Public Relations & Public Affairs	85.2	79.7	183.2
Brand Consulting, Health & Wellness and Specialist Communications	242.9	241.3	624.6
	820.7	882.0	2,267.1
Headline PBIT margin[4]
Advertising and Media Investment Management	14.4%	15.2%	18.8%
Data Investment Management	11.9%	13.0%	17.1%
Public Relations & Public Affairs	15.5%	14.0%	16.1%
Brand Consulting, Health & Wellness and Specialist Communications	12.1%	12.3%	15.3%
	13.3%	13.8%	17.2%

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Revenue less pass-through costs is defined in note 21.

3 Headline PBIT is defined in note 21.

4 Headline PBIT margin is defined in note 21. Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
Revenue
North America[2]	2,598.1	2,818.5	5,659.2
United Kingdom	1,091.5	1,047.5	2,133.4
Western Continental Europe	1,609.9	1,525.5	3,230.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,193.2	2,258.9	4,781.0
	7,492.7	7,650.4	15,804.2
Revenue less pass-through costs[3]
North America[2]	2,155.2	2,407.2	4,793.9
United Kingdom	832.9	814.7	1,688.0
Western Continental Europe	1,319.2	1,236.5	2,630.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,841.6	1,917.7	4,057.1
	6,148.9	6,376.1	13,169.6
Headline PBIT[4]
North America[2]	348.1	400.9	937.4
United Kingdom	109.7	112.4	280.0
Western Continental Europe	136.3	153.1	376.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	226.6	215.6	673.7
	820.7	882.0	2,267.1
Headline PBIT margin[5]
North America	16.2%	16.7%	19.6%
United Kingdom	13.2%	13.8%	16.6%
Western Continental Europe	10.3%	12.4%	14.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	12.3%	11.2%	16.6%
	13.3%	13.8%	17.2%

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 North America includes the US with revenue of £2,454.1 million (period ended 30 June 2017: £2,660.8 million; year ended 31 December 2017: £5,336.3 million), revenue less pass-through costs of £2,038.6 million (period ended 30 June 2017: £2,279.3 million; year ended 31 December 2017: £4,535.3 million) and headline PBIT of £328.9 million (period ended 30 June 2017: £382.2 million; year ended 31 December 2017: £937.4 million).

3 Revenue less pass-through costs is defined in note 21.

4 Headline PBIT is defined in note 21.

5 Headline PBIT margin is defined in note 21. Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Taxation

The tax rate on reported PBT was 16.7% (30 June 2017: 18.7%; 31 December 2017: 9.3%). The headline tax rate was 22.5% (30 June 2017: 22.0%; 31 December 2017: 22.0%). The reported tax rate is lower than the headline tax rate largely due to gains on disposal of investments and subsidiaries, and the revaluation of financial instruments, not being taxable.

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years. The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses.

Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid investigation into Group Financing Exemption in the UK CFC rules announced in October 2017, may expose us to additional tax liabilities or impact the carrying value of our deferred tax assets, which could affect the future tax charge.

The tax charge comprises:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Corporation tax
Current year	172.7	164.8	523.4
Prior years	(10.9)	(11.5)	(98.6)
	161.8	153.3	424.8
Deferred tax
Current year	(16.3)	(5.4)	(235.2)
Prior years	(4.5)	(2.4)	7.4
	(20.8)	(7.8)	(227.8)
Tax charge	141.0	145.5	197.0

The calculation of the headline tax rate is as follows:
£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Headline PBT[1]	734.8	793.4	2,092.5
Tax charge	141.0	145.5	197.0
Tax credit relating to restructuring costs	8.3	4.1	10.0
Tax (charge)/credit relating to gains on disposal of investments and subsidiaries	-	(0.9)	2.1
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	16.2	25.8	45.0
Tax impact of US tax reform	-	-	206.0
Deferred tax relating to gains on disposal of investments and subsidiaries	-	-	0.2
Headline tax charge	165.5	174.5	460.3
Headline tax rate	22.5%	22.0%	22.0%

1 Headline PBT is defined in note 21.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Ordinary dividends

The Board has recommended an interim dividend of 22.7p (2017: 22.7p) per ordinary share. This is expected to be paid on 5 November 2018 to share owners on the register at 5 October 2018. The Board recommended a final dividend of 37.3p per ordinary share in respect of 2017. This was paid on 9 July 2018.

11.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2018		Six months ended 30 June 2017		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2017
Reported earnings[1] (£ million)	672.4		596.1				1,816.6
Headline earnings (£ million) (note 21)	536.2		581.3				1,536.5
Weighted average shares used in basic EPS calculation (million)	1,250.5		1,266.2				1,261.1
Reported EPS	53.8	p	47.1	p	14.2	19.9	144.0	p
Headline EPS	42.9	p	45.9	p	(6.5)	(1.6)	121.8	p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2018		Six months ended 30 June 2017		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2017
Diluted reported earnings (£ million)	672.4		596.1				1,816.6
Diluted headline earnings (£ million)	536.2		581.3				1,536.5
Weighted average shares used in diluted EPS calculation (million)	1,259.4		1,279.7				1,275.8
Diluted reported EPS	53.4	p	46.6	p	14.6	20.3	142.4	p
Diluted headline EPS	42.6	p	45.4	p	(6.2)	(1.3)	120.4	p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Weighted average shares used in basic EPS calculation	1,250.5	1,266.2	1,261.1
Dilutive share options outstanding	0.5	2.1	1.8
Other potentially issuable shares	8.4	11.4	12.9
Weighted average shares used in diluted EPS calculation	1,259.4	1,279.7	1,275.8

At 30 June 2018 there were 1,332,637,877 ordinary shares in issue.

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 12:

Net cash inflow from operating activities:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Profit for the period	705.5	633.7	1,912.3
Taxation	141.0	145.5	197.0
Revaluation of financial instruments	(81.1)	(83.9)	(262.2)
Finance costs	134.2	133.5	269.8
Finance income	(48.3)	(44.9)	(95.2)
Share of results of associates	(9.4)	(59.5)	(113.5)
Operating profit	841.9	724.4	1,908.2
Adjustments for:
Non-cash share-based incentive plans (including share options)	41.6	50.6	105.0
Depreciation of property, plant and equipment	109.2	115.6	230.7
Goodwill impairment	-	-	27.1
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Amortisation of other intangible assets	18.3	18.3	36.3
Investment write-downs	1.5	-	95.9
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
(Gains)/losses on sale of property, plant and equipment	(0.3)	0.1	1.1
Operating cash flow before movements in working capital and provisions	906.2	1,001.1	2,470.7
Movements in trade working capital[1]	(192.0)	(257.8)	(261.2)
Movements in other receivables, payables and provisions[1]	(363.5)	(365.7)	(270.6)
Cash generated by operations	350.7	377.6	1,938.9
Corporation and overseas tax paid	(251.3)	(254.2)	(424.7)
Interest and similar charges paid	(89.8)	(96.6)	(246.6)
Interest received	39.6	35.2	76.9
Investment income	10.3	5.4	16.8
Dividends received from associates	13.4	18.2	46.8
	72.9	85.6	1,408.1

1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Initial cash consideration	(18.9)	(108.6)	(214.8)
Cash and cash equivalents acquired (net)	(4.1)	15.7	28.9
Earnout payments	(38.0)	(61.7)	(199.1)
Purchase of other investments (including associates)	(34.0)	(52.6)	(92.5)
Proceeds on disposal of investments and subsidiaries[1]	469.0	5.8	296.0
Acquisitions and disposals	374.0	(201.4)	(181.5)
Cash consideration for non-controlling interests	(79.8)	(39.3)	(47.3)
Net acquisition payments and disposal proceeds	294.2	(240.7)	(228.8)

Share repurchases and buy-backs:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Purchase of own shares by ESOP Trusts	(96.5)	(145.3)	(214.6)
Shares purchased into treasury	(104.3)	(144.9)	(289.6)
	(200.8)	(290.2)	(504.2)

Net increase in borrowings:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
(Decrease)/increase in drawings on bank loans	(349.0)	1,080.8	785.6
Proceeds from issue of €250 million bonds	218.8	214.0	214.0
Proceeds from issue of €500 million bonds	438.0	-	-
Partial repayment of $300 million bonds	(20.8)	-	-
Repayment of €252 million bonds	(220.0)	-	-
Repayment of £400 million bonds	-	(400.0)	(400.0)
	67.0	894.8	599.6

Cash and cash equivalents:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Cash at bank and in hand	2,111.3	2,524.9	2,049.6
Short-term bank deposits	109.7	331.1	341.8
Overdrafts[2]	(299.4)	(644.5)	(393.2)
	1,921.6	2,211.5	1,998.2

1 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

2 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Net debt

£ million	30 June 2018	30 June 2017	31 December 2017
Cash and short-term deposits	2,221.0	2,856.0	2,391.4
Bank overdrafts, bonds and bank loans due within one year	(319.5)	(933.0)	(624.1)
Bonds and bank loans due after one year	(6,533.4)	(6,592.5)	(6,250.4)
	(4,631.9)	(4,669.5)	(4,483.1)

The Group estimates that the fair value of corporate bonds is £6,035.1 million at 30 June 2018

(30 June 2017: £5,868.2 million; 31 December 2017: £5,816.5 million). The Group considers that the carrying amount of bank loans at 30 June 2018 of £624.6 million (30 June 2017: £1,343.0 million; 31 December 2017: £993.4 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2018	30 June 2017	31 December 2017
Within one year	(175.7)	(463.4)	(391.7)
Between one and two years	(925.6)	(423.7)	(896.3)
Between two and three years	(594.8)	(914.1)	(584.3)
Between three and four years	(1,351.2)	(358.6)	(1,537.8)
Between four and five years	(496.7)	(1,778.3)	(487.9)
Over five years	(4,912.9)	(5,009.2)	(4,519.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(8,456.9)	(8,947.3)	(8,417.1)
Short-term overdrafts – within one year	(299.4)	(644.5)	(393.2)
Future anticipated cash flows	(8,756.3)	(9,591.8)	(8,810.3)
Effect of discounting/financing rates	1,903.4	2,066.3	1,935.8
Debt financing	(6,852.9)	(7,525.5)	(6,874.5)
Cash and short-term deposits	2,221.0	2,856.0	2,391.4
Net debt	(4,631.9)	(4,669.5)	(4,483.1)

14.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £2.4 million (30 June 2017: £132.2 million) in the period. This movement includes the effect of currency translation, goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2018 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2018	30 June 2017	31 December 2017
Brands with an indefinite useful life	1,086.7	1,108.7	1,081.3
Acquired intangibles	747.5	896.6	829.1
Other (including capitalised computer software)	102.5	106.0	108.0
	1,936.7	2,111.3	2,018.4

16.	Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2018	30 June 2017[1]	31 December 2017[1]
Trade receivables	7,422.6	6,901.7	7,889.7
Work in progress	405.8	410.6	401.1
VAT and sales taxes recoverable	245.5	187.7	202.3
Prepayments	420.4	404.0	298.3
Accrued income	3,672.4	3,379.4	3,205.8
Fair value of derivatives	2.1	1.9	1.0
Other debtors	565.3	469.1	532.5
	12,734.1	11,754.4	12,530.7

Amounts falling due after more than one year:

£ million	30 June 2018	30 June 2017	31 December 2017
Prepayments	4.2	4.3	3.6
Accrued income	21.8	21.9	20.5
Fair value of derivatives	-	12.2	2.1
Other debtors	144.4	175.9	150.0
	170.4	214.3	176.2

A bad debt expense of £21.8 million (30 June 2017: £8.3 million; 31 December 2017: £19.0 million) was recognised on the Group’s trade receivables in the period.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

[1]	Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

17.	Trade and other payables: amounts falling due within one year

£ million	30 June 2018	30 June 2017	31 December 2017
Trade payables	9,611.7	9,087.5	9,893.0
Deferred income	1,284.5	1,188.3	1,212.1
Payments due to vendors (earnout agreements)	193.7	283.9	180.7
Liabilities in respect of put option agreements with vendors	50.0	36.7	38.6
Fair value of derivatives	2.2	2.8	3.5
Other creditors and accruals	2,874.5	2,829.0	2,913.2
	14,016.6	13,428.2	14,241.1

The Group considers that the carrying amount of trade and other payables approximates their fair value.

18.	Trade and other payables: amounts falling due after more than one year

£ million	30 June 2018	30 June 2017	31 December 2017
Payments due to vendors (earnout agreements)	349.2	586.8	450.0
Liabilities in respect of put option agreements with vendors	211.2	232.6	219.5
Fair value of derivatives	30.4	-	3.3
Other creditors and accruals	347.0	300.0	320.0
	937.8	1,119.4	992.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout-related obligations:

£ million	30 June 2018	30 June 2017	31 December 2017
Within one year	193.7	283.9	180.7
Between 1 and 2 years	131.4	163.0	128.3
Between 2 and 3 years	96.5	167.0	144.1
Between 3 and 4 years	61.3	148.5	58.3
Between 4 and 5 years	49.9	83.5	103.1
Over 5 years	10.1	24.8	16.2
	542.9	870.7	630.7

The Group’s approach to payments due to vendors is outlined in note 23.

Notes to the unaudited condensed consolidated interim financial statements (continued)

18.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements in contingent consideration during the period:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
At the beginning of the period	630.7	976.5	976.5
Earnouts paid	(38.0)	(61.7)	(199.1)
New acquisitions	11.9	71.4	163.7
Revision of estimates taken to goodwill	(26.3)	(23.2)	(60.7)
Revaluation of payments due to vendors (note 7)	(29.7)	(69.4)	(208.6)
Exchange adjustments	(5.7)	(22.9)	(41.1)
At the end of the period	542.9	870.7	630.7

The Group does not consider there to be any material contingent liabilities as at 30 June 2018.

19.	Issued share capital

Number of equity ordinary shares (million)	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
At the beginning of the period	1,332.5	1,331.9	1,331.9
Exercise of share options	0.1	0.4	0.6
At the end of the period	1,332.6	1,332.3	1,332.5

20.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Non-GAAP measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017[1]	Year ended 31 December 2017[1]
Revenue	7,492.7	7,650.4	15,804.2
Media pass-through costs	(740.9)	(701.6)	(1,429.4)
Data collection pass-through costs	(286.6)	(314.2)	(646.4)
Other pass-through costs	(316.3)	(258.5)	(558.8)
Revenue less pass-through costs	6,148.9	6,376.1	13,169.6

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group’s media investment management sub-sector is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. In addition, the data investment management sector, which forms a significant part of the Group’s revenue and in which none of the Group’s direct competitors have a significant presence, includes pass-through costs, principally for data collection. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Headline PBIT margin2 before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2018	Margin	Six months ended 30 June 2017[1]	Margin	Year ended 31 December 2017[1]
Revenue less pass-through costs		6,148.9		6,376.1		13,169.6
Headline PBIT	13.3%	820.7	13.8%	882.0	17.2%	2,267.1
Share of results of associates (excluding exceptional gains/losses)		37.8		46.3		112.7
Headline PBIT excluding share of results of associates	12.7%	782.9	13.1%	835.7	16.4%	2,154.4

1 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers, as described in note 2.

2 Previously referred to as revenue less pass-through costs margin.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Non-GAAP measures of performance (continued)

Reconciliation of profit before interest and taxation to headline PBIT:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Profit before interest and taxation	851.3	783.9	2,021.7
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Goodwill impairment	-	-	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	-	95.9
Restructuring costs	45.5	19.2	56.8
Share of exceptional losses/(gains) of associates	28.4	(13.2)	(0.8)
Headline PBIT	820.7	882.0	2,267.1

Finance income	48.3	44.9	95.2
Finance costs	(134.2)	(133.5)	(269.8)
	(85.9)	(88.6)	(174.6)

Interest cover on headline PBIT	9.6 times	10.0 times	13.0 times

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Headline PBIT (as above)	820.7	882.0	2,267.1
Depreciation of property, plant and equipment	109.2	115.6	230.7
Amortisation of other intangible assets	18.3	18.3	36.3
Headline EBITDA	948.2	1,015.9	2,534.1

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Profit before taxation	846.5	779.2	2,109.3
Amortisation and impairment of acquired intangible assets	84.0	97.8	195.1
Goodwill impairment	-	-	27.1
Gains on disposal of investments and subsidiaries	(189.9)	(5.9)	(129.0)
(Gains)/losses on remeasurement of equity interests arising from a change in scope of ownership	(0.1)	0.2	0.3
Investment write-downs	1.5	-	95.9
Restructuring costs	45.5	19.2	56.8
Share of exceptional losses/(gains) of associates	28.4	(13.2)	(0.8)
Revaluation of financial instruments	(81.1)	(83.9)	(262.2)
Headline PBT	734.8	793.4	2,092.5
Headline tax charge (note 9)	(165.5)	(174.5)	(460.3)
Non-controlling interests	(33.1)	(37.6)	(95.7)
Headline earnings	536.2	581.3	1,536.5
Ordinary dividends[1]	286.4	284.3	751.5
Dividend cover on headline earnings	1.9 times	2.0 times	2.0 times

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

1 For the six months ended 30 June 2018, ordinary dividends represent an estimate of the 2018 interim dividend expected to be paid to share owners in November 2018, based on the number of shares in issue at 30 June 2018. The corresponding figure for the six months ended 30 June 2017 represents the 2017 interim dividend paid in November 2017.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow:

£ million	Six months ended 30 June 2018	Six months ended 30 June 2017	Year ended 31 December 2017
Cash generated by operations	350.7	377.6	1,938.9
Plus:
Interest received	39.6	35.2	76.9
Investment income	10.3	5.4	16.8
Dividends received from associates	13.4	18.2	46.8
Share option proceeds	0.7	4.1	6.4
Proceeds on disposal of property, plant and equipment	14.7	4.0	8.0
Movements in trade working capital	192.0	257.8	261.2
Movements in other receivables, payables and provisions	363.5	365.7	270.6
Less:
Interest and similar charges paid	(89.8)	(96.6)	(246.6)
Purchase of property, plant and equipment	(158.0)	(100.0)	(288.9)
Purchase of other intangible assets (including capitalised computer software)	(20.3)	(19.6)	(37.3)
Corporation and overseas tax paid	(251.3)	(254.2)	(424.7)
Dividends paid to non-controlling interests in subsidiary undertakings	(65.8)	(46.3)	(87.8)
Free cash flow	399.7	551.3	1,540.3

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Company’s funds available for acquisition related payments, dividends to share owners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Constant currency and pro forma (‘like-for-like’)

These consolidated financial statements are presented in pounds sterling. However, the Company’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate)

and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Company’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and pro forma methods are given in the glossary on page 45.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.        Going concern and risk management policies

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2018, the Group has access to £8.2 billion of committed facilities with maturity dates spread over the years 2019 to 2046 as illustrated below:

£ million		Maturity by year
		2019	2020	2021	2022	2023+
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $500m (5.625% ’43)	379.0					379.0
US bond $272m (5.125% ’42)	205.8					205.8
Eurobonds €600m (1.625% ’30)	531.0					531.0
Eurobonds €750m (2.25% ’26)	663.8					663.8
Eurobonds €500m (1.375% ’25)	442.5					442.5
US bond $750m (3.75% ’24)	568.4					568.4
Eurobonds €750m (3.0% ’23)	663.8					663.8
US bond $500m (3.625% ’22)	379.0				379.0
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	221.3				221.3
US bond $812m (4.75% ’21)	615.7			615.7
Bank revolver ($2,500m)	1,894.8			1,894.8
Bank revolver (A$520m)	291.4			291.4
£ bonds £200m (6.375% ’20)	200.0		200.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	221.3		221.3
Eurobonds €600m (0.75% ’19)	531.0	531.0
Total committed facilities available	8,208.8	531.0	421.3	2,801.9	600.3	3,854.3
Drawn down facilities at 30 June 2018	6,627.1	531.0	421.3	1,220.2	600.3	3,854.3
Undrawn committed credit facilities	1,581.7
Drawn down facilities at 30 June 2018	6,627.1
Net cash at 30 June 2018	(1,921.6)
Other adjustments	(73.6)
Net debt at 30 June 2018	4,631.9

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2017 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.        Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
30 June 2018
Derivatives in designated hedge relationships
Derivative assets	-	-	-
Derivative liabilities	-	(30.4)	-
Held at fair value through profit or loss
Derivative assets	-	2.1	-
Derivative liabilities	-	(2.2)	-
Payments due to vendors (earnout agreements) (note 18)	-	-	(542.9)
Liabilities in respect of put options	-	-	(261.2)
Equity investments
Other investments	224.4	-	724.9

Reconciliation of level 3 fair value measurements:

£ million	Liabilities in respect of put options	Other investments
1 January 2018	(258.1)	820.3
Gains recognised in the income statement	21.3	24.2
Losses recognised in other comprehensive income	-	(93.3)
Exchange adjustments	5.5	-
Additions	(37.7)	27.5
Disposals	-	(53.5)
Reclassifications from other investments to interests in associates	-	(0.3)
Settlements	7.8	-
30 June 2018	(261.2)	724.9

Notes to the unaudited condensed consolidated interim financial statements (continued)

23.          Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2018, the weighted average growth rate in estimating future financial performance was 23.8%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2018 was 2.4%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £6.6 million and £6.9 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £8.7 million and £8.9 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 7), while a decrease would result in a gain.

Other investments

Other investments include equity investments designated as fair value through profit or loss and fair value through other comprehensive income as follows:

£ million	30 June 2018
Fair value through profit or loss	295.9
Fair value through other comprehensive income	653.4
949.3

Other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. The sensitivity to changes in unobservable inputs is specific to each individual investment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

24.          Principal risks and uncertainties

The Board regularly reviews the principal risks and uncertainties affecting the Group and these are summarised below:

Clients

∎

The Group competes for clients in a highly competitive and evolving industry which requires agency groups to offer seamlessly integrated services and client loss or consolidation or a reduction in marketing budgets due to economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

∎

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

∎	Existing and proposed data protection laws concerning user privacy, use of personal information, consent and online tracking may restrict the Group’s activities and increase our costs.

∎

The Group is carrying out an IT transformation project and is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business. During transformation the Group is still reliant on legacy systems which could restrict the Group’s ability to change rapidly.

∎

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s media trading.

People and Succession

∎

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at the parent and operating companies.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.

∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.

∎

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

∎

The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34: Interim Financial Reporting;

b)

the interim management report and note 24 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 20 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 4 September 2018.

P W G Richardson

Group finance director

Independent review report to WPP plc

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2018 which comprises the condensed consolidated interim income statement, statement of comprehensive income, the cash flow statement, the balance sheet, the statement of changes in equity and related notes 1 to 24. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2018 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Statutory Auditor

London, UK

4 September 2018

Appendix 2: Interim results for the six months ended 30 June 2018 in reportable US dollars[1]	44

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2018

$ million	Six months ended 30 June 2018	Six months ended 30 June 2017[2]	+/(-)%	Year ended 31 December 2017[2]
Billings	36,660.7	33,920.1	8.1	71,753.8

Revenue	10,306.7	9,639.1	6.9	20,399.7
Cost of services	(8,561.4)	(7,911.1)	(8.2)	(16,278.1)
Gross profit	1,745.3	1,728.0	1.0	4,121.6
General and administrative costs	(601.7)	(810.9)	25.8	(1,634.7)
Operating profit	1,143.6	917.1	24.7	2,486.9
Share of results of associates	12.0	75.8	(84.2)	147.4
Profit before interest and taxation	1,155.6	992.9	16.4	2,634.3
Finance income	67.6	56.8	19.0	122.8
Finance costs	(185.8)	(168.1)	(10.5)	(347.6)
Revaluation of financial instruments	107.6	107.4	-	346.4
Profit before taxation	1,145.0	989.0	15.8	2,755.9
Taxation	(192.1)	(183.9)	(4.5)	(249.1)
Profit for the period	952.9	805.1	18.4	2,506.8

Attributable to:
Equity holders of the parent	907.6	757.4	19.8	2,382.4
Non-controlling interests	45.3	47.7	5.0	124.4
	952.9	805.1	18.4	2,506.8

Revenue less pass-through costs	8,458.4	8,032.7	5.3	16,997.0
Headline PBIT	1,120.8	1,116.2	0.4	2,953.4
Headline PBIT margin[3]	13.3%	13.9%	(0.6)[4]	17.4%
Headline PBT	1,002.6	1,004.9	(0.2)	2,728.6

Reported earnings per share[5]
Basic earnings per ordinary share	72.6 ¢	59.8 ¢	21.4	188.9 ¢
Diluted earnings per ordinary share	72.1 ¢	59.2 ¢	21.8	186.7 ¢

Headline earnings per share[5]
Basic earnings per ordinary share	58.5 ¢	58.2 ¢	0.5	159.8 ¢
Diluted earnings per ordinary share	58.1 ¢	57.6 ¢	0.9	158.0 ¢

1 The unaudited condensed consolidated income statement above is presented in reportable US dollars for information purposes only and has been prepared assuming the US dollar is the presentation currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.3763 to the pound for the period ended 30 June 2018 (period ended 30 June 2017: US$1.2591; year ended 31 December 2017: US$1.2887).

2 Prior year figures have been restated for the impact of the adoption of IFRS 15: Revenue from Contracts with Customers and the change in income statement presentation, as described in note 2.

3 Previously referred to as revenue less pass-through costs margin.

4 Margin points.

5 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 11 of Appendix 1.

Glossary and basis of preparation	45

Average net debt and net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2018 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses

Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment write-downs, Group restructuring costs and share of exceptional gains/losses of associates.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs

General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT margin

Headline PBIT margin is calculated as headline PBIT as a percentage of revenue less pass-through costs. Previously referred to as revenue less pass-through costs margin.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items, the tax impact of the 2017 US tax reform and tax credit relating to restructuring costs.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs.